                                            Filed by United Parcel Service, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934


                                           Subject Company: Fritz Companies, Inc
                                                  Commission File No.: 333-58268


BEGINNING ON MAY 10, 2001, UPS MADE AVAILABLE THE FOLLOWING NEWSLETTER TO CERTAIN PERSONNEL OF UPS AND FRITZ CONCERNING THE PROPOSED MERGER TRANSACTION WITH FRITZ:

THE GLOBAL EXCHANGE

UPS/Fritz/GFS/FSB Integration Newsletter                             2001, Issue
6

A MESSAGE FROM RICHARD GERVAIS,
FRITZ SENIOR VICE PRESIDENT,
FRITZ NORTH AMERICA REGION

Almost everyone welcomes positive change - as long as it does not impact his or her own comfort zone.

Despite the numerous rumors over the past two years that Fritz might be acquired by various companies, when I first learned that UPS might acquire Fritz, it came as a real surprise to me.

My initial reaction was very positive: "This is what we need!" But my second reaction was more cautious: "What does it really mean? What will the impact be on me, my family, and on my friends and co-workers at Fritz?" I thought about those at Fritz I've worked with and come to know well over the past several years. I worried about who would fit into the new organization - and who would not.

I then realized that I knew very little about UPS, and I needed to find out more. First, I turned to the Web site: a very good source of information about UPS history, its mission, size, and products. What I read was quite impressive - but it was not enough for me.

Fritz is by design a non-asset, service-based company. Our value resides in the specific knowledge of our employees. The model for success I have always used in my career at Fritz is quite simple:

                                 Value Creation
                         Happy and Satisfied Employees
                         Happy and Satisfied Customers
                               Revenue and Growth

If our employees are committed, happy and satisfied, they will satisfy our customer needs; this will then generate revenue and growth, and create value. While this means value for our shareholders, it also provides the opportunity to re-invest in our people and our systems.

I needed to find more about UPS, about its people, and its management. For example, I wondered, can UPS build the relationships that are so essential in our Fritz culture? So I began my "research" by trying to meet as many UPS people as I could - first very discreetly, and then more openly after the official announcement in January. I must say that they all have impressed me by their focus, their knowledge, and more importantly, by their interest in getting to know us.

Rapidly, my fears about the merger of the two organizations disappeared. I was also very pleased to find out that they fully recognize that Fritz employees - with their exceptional knowledge of our industry - are seen as the most important part of the transaction.

The very positive attitude that our soon to be parent expresses towards their own employees and the respect they show them are very encouraging signs for our future. Most of the UPS management began their careers in operations as package handlers and package car drivers. They began at the bottom of the ladder and worked their way up the rungs.

(CONTINUED ON PAGE 3)

OH CANADA!

From the editor's desk

This issue of THE GLOBAL EXCHANGE is dedicated to North American operations. In past issues, I've described UPS's extensive U.S. ground and air network so I thought I would focus on "Oh Canada" in this issue.

To help you understand UPS's operations in Canada, I've highlighted some facts about UPS's business in the region. (See pages 2 and 4.)

When I first started with UPS in 1979, UPS had only been operating in Canada for just four short years. I remember the UPS Canada posters with the maple leaf and hearing a lot about how UPS's expansion to Canada was just the first step of many on our international journey.

In fact, Canada provided UPS the blueprint for expanding into international markets and territories.

Since that time, UPS has expanded to almost every country and territory around the globe but there will always be something special about Canada as it was our first venture outside of the U.S.

Today, UPS's brown package cars are as well known on the Canadian landscape as they are in the U.S. The Canadian region continues to be one of sustained growth year after year for UPS.

As we merge our organizations and move forward together, North America will continue to be a leader in terms of growth and profitability.

Mark Soutter
Editor






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DELIVERING CANADA

Since the North American Free Trade Agreement (NAFTA) opened trading borders between the United States, Canada, and Mexico, trade has increased at a faster rate. In fact, Canada and the United States share the world's largest bilateral trade agreement, worth over $300 billion.

         For UPS, the U.S.-Canada lane is the most important international lane, accounting for a large percentage of the company's total U.S. origin international volume. Currently, UPS is the third largest Canadian carrier in terms of import express volume, delivering over 14 percent of the country's express imports.

FACTS AT A GLANCE

Headquarters:          MISSISSAUGA, ONTARIO
Number of Employees:   6,500
Number of Customers:   MORE THAN 130,000
Delivery Fleet:        1,860 (PACKAGE CARS, TRACTOR AND TRAILERS)
Daily Flight Segments: INTRA-CANADA 73
Air Hubs:  HAMILTON, ONTARIO
           MIRABEL, QUEBEC
           CALGARY, ALBERTA
           VANCOUVER, BRITISH COLUMBIA
           WINNIPEG, MANITOBA

TARGETED INDUSTRIES

-    Financial
-    Insurance
-    Real Estate
-    Electronics
-    Automotive
-    Telecommunications
-    Retail

SERVICE ADVANTAGE

UPS's competitive advantage lies in the fact that it offers more delivery options than any of its competitors. What's more, the company holds advantages in its express delivery times, tracking, proof of delivery, as well as C.O.D. services.

OPPORTUNITIES IN BROKERAGE

Law requires that all international shipments be brokered through customs, and a variety of companies perform this service worldwide, including UPS. Canadian law requires that the consignee selects their broker for all imports and exports. So, not all packages shipped by UPS are brokered by UPS.

         UPS's rates include routine customs clearance for its Worldwide Express, Worldwide Expedited, and 3 Day Select products, so it is advantageous for customers to use UPS as their broker. However, customs brokerage charges are not included for UPS's Standard service.

         UPS is working to increase the number of packages it brokers by generating more volume and by presenting the service as part of its seamless product portfolio. UPS's in-house customs clearance provides customers with ease-of-use, allowing them to deal with just one company for all their global shipping needs.

KEY DATES AND HIGHLIGHTS

1975 UPS establishes its first operation outside the United States in Ontario, Canada.

1982 UPS Canada is granted a Customs House Brokerage License to facilitate customs clearance of international shipments.

1987     Air service begins between Canada and the United States.

1991 UPS Canada guarantees ground services to every address in the 10 provinces.

1992 UPS Canada introduces Worldwide Express, Worldwide Expedited, Standard, and Economy services.

1996 UPS Canada opens six retail stores to provide customers with ease of access, personal assistance, and later hours.

1998 UPS Canada opens a new $1.8 million package sorting and distribution center in Blainville, Quebec.

1999 UPS Canada introduces UPS Imports, the industry's first published single-currency import rate and zone guide.


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A MESSAGE FROM RICHARD GERVAIS

(CONTINUED FROM PAGE 1)

Consequently, once they advanced into management ranks, they retained a lot of respect for the employees - because they had been there.

With what I have seen and heard, I can only say that this is the best transaction for Fritz. It will allow us to accelerate and complete our recent structural changes.

From my research, I have concluded that, following the completion of the acquisition, there will be career opportunities for Fritz employees who can demonstrate their ability and willingness to pursue such careers.

Being a UPS subsidiary will give Fritz and its employees opportunities that would have taken years for us to develop on our own.

This is true for all of us at Fritz - and even more specifically for the North American Operations Group, my area of responsibility. There is no doubt that the opportunities for the North American Operations are very promising, and I am convinced that, with the support of UPS, we will be able to accelerate the organizational changes already initiated, propelling us back to where we should always have been: "Best in class for customer satisfaction and growth."

         This is clearly a win, win, win situation!

         -        For the business concept, it's a win.

         -        For Fritz employees, it's a win.

         - And, according to my model for success, it will automatically be a win for our customers.

So let's welcome this opportunity to broaden our future as well as secure our efforts from the past. This is not the last stop of a long journey, but the opening of a whole new road ahead!

Richard Gervais

UPS EXPANDS SERVICES

UPS recently expanded its portfolio of services with several acquisitions and other initiatives that will help customers manage their flow of information by mail. The new services are an extension of UPS's strategy to enable global commerce.

         "While electronic forms of communication continue to grow, there's no question that physical mail is a fundamental component of the way business is conducted," says Joe Pyne, UPS's senior vice president for corporate development. "We have the daily presence in our customers' mailrooms, the electronic connectivity to our customers and the physical infrastructure to provide superior distribution services -- and that's a powerful combination."

         Expedited delivery times, production efficiencies and cost savings are a few benefits customers will enjoy. Currently, these services are for first-class and standard mail generated in the United States and do not include final mail delivery, which is a monopoly service provided exclusively by the U.S. Postal Service.

UPS's new services include:

-        HYBRID MAIL -- a blend of electronic and physical first-class mail.
         Letters are electronically sent to a newly acquired UPS company and then printed and inserted into the U.S. postal system nearest the final destination. This service is used by large-volume mailers that want expedited delivery of cash-critical first-class mail, such as bills and financial statements.

- FLATS -- the postal term for mail that is larger than a letter, but typically smaller than a parcel. Annual reports and prospectuses are examples. A newly acquired UPS company can expedite the delivery of qualifying flats while saving customers money.

- UPS PRESORT -- a daily mail pick-up service that UPS is piloting, specifically for small- and medium-sized businesses that do not typically qualify for discounts on postage costs.

The services will be offered under a new business unit headed by Randy Pulito, a former president of UPS Europe and vice president of corporate strategy.

         "This is a logical expansion of our core capabilities in distribution, transportation, and information management that fits neatly into our overall strategy of enabling global commerce," says Pulito. The new services also complement existing products that move information electronically and physically, including UPS Document Exchange(SM) and UPS International Mail.

         All of the new services also utilize the U.S. Postal Service's well-established workshare programs, created to encourage cost efficiencies by having the private sector handle portions of the preparation and sortation of mail.


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                    UPS CANADA MAKES ON-LINE LOBSTERS A SNAP


Many would agree, that lobster fresh off the boat, can be the mainstay of fine dining. But when you don't live `by the dock' your options are limited -- or are they? Clearwater Fine Foods Inc., a world-renowned leader in the seafood industry, will tell you differently. Recognized for the consistent freshness of its shellfish and seafood, Clearwater offers their premium seafood products over the Internet, providing customers across North America with its premium fresh-from-the-sea products.

         As many people know, fresh shellfish should be cooked within 24 hours if you're going to ensure the taste, texture and overall experience is enjoyable and more importantly, to ensure it doesn't go bad.

         Prior to developing their direct to consumer/corporate gift Web site, Clearwater would take orders by phone, yet they couldn't guarantee orders until after the order was processed because, in some cases, it was impossible to deliver the product within the 24 hour time limit. Also, many of Clearwater's customers are from the United States, and all cross-border purchases had to clear customs and meet inspection by the Food and Drug Administration (FDA). This slows down the delivery process and cuts into the crucial time limit for keeping the shellfish fresh.

         Clearwater invests millions of dollars annually on operations and technology to stay on the leading edge of the seafood industry. So when it was researching an e-commerce solution, it sought a shipping partner that could be as equally innovative in providing a technology solution to complete the transaction's final phase -- the delivery. Clearwater enlisted United Parcel Service (UPS) Canada to improve their current technology and logistics capabilities and ensure the Company's transition to the Internet would ensure reliable, efficient delivery and peace-of-mind to Clearwater customers.

         "We were looking for a partner that could offer innovative solutions that would allow us to improve our offering and allow us to extend our reach -- UPS has done this and much more," said James Davison, Director of Ecommerce, Clearwater Fine Foods Inc.

FIRST THINGS FIRST

         To combat the cross border slow down, UPS facilitated next day customs clearance of Clearwater orders, through UPS Customs Brokerage, and provided the FDA with the necessary information in advance, speeding up the delivery process.

         UPS Canada proposed a technology solution that provided Clearwater with a network-based system, including UPS shipping software on all customer service PCs, allowing their customer service operators to process orders and shipping while the customer was on the phone.

BEHIND THE CLICKS AND MORTARS

         The next phase for Clearwater was a smooth transition to embracing e-commerce. Through Clearwater's technology partner (Microforum), Clearwater and UPS were able to integrate the UPS World Pro shipping system to Clearwater's back end.

         In 1999, Clearwater took its relationship with UPS to another level and built a $1 million facility literally next door to UPS's air hub in Louisville, Kentucky. Clearwater was now able to ship large quantities of product to the U.S. Clearwater facility, where shellfish and seafood are safely housed and kept fresh until they are ready to be shipped.

         Clearwater chose to build its state-of-the-art facility next to UPS due to its flexibility and willingness to help Clearwater improve its business. In fact, UPS provides Clearwater with an almost unlimited amount of air cargo space for product shipment. "UPS's determination in finding the right solutions and providing the necessary resources has proven that we chose the right partner," added Davison.

SOLVING THE E-COMMERCE PUZZLE

         Clearwater proudly offers all customers a product freshness and delivery guarantee, thanks in part to the time-in-transit and postal code/zipcode reference systems.

         While solving the e-commerce puzzle is hard enough for most companies, Clearwater has managed to do it with a perishable product. Who would have thought the computer would become synonymous with a lobster trap?

                     UPS SERVES CUSTOMERS COMING AND GOING

No one offers more delivery options to and from Canada than UPS.

-    UPS SONICAIR(R)

-    UPS EXPRESS EARLY A.M.(SM)

-    UPS WORLDWIDE EXPRESS(SM)

-    UPS WORLDWIDE EXPEDITED(SM)

-    UPS 3 DAY SELECT(SM)

-    UPS STANDARD(SM)


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OUTPACING THE BEAR


UPS HISTORICALLY FARES WELL DURING PERIODS OF SLUGGISH U.S. ECONOMIC GROWTH COMMONLY REFERRED TO AS BEAR ECONOMIES. WILL THIS TIME BE ANY DIFFERENT?

The last decade has produced America's longest boom--creating economic conditions that have rarely, if ever, existed before. UPS witnessed its own sort of boom during the same period--evolving from a transportation company focused primarily on package delivery to one focused on delivering the goods, funds, and information that drive the entire supply chain.

         As trends indicate a slowing U.S. economy, UPS finds itself well positioned to withstand the effects of a possible slump. UPS's core business has become a springboard for growth in areas including e-commerce, international, logistics, supply chain management, and financial services.

         "Throughout our 90-plus-year history, UPS successfully has navigated the highs and lows of many economic cycles," says UPS Chief Financial Officer Scott Davis. "We expect this time around will be no different."

THINKING BULLISH

         Of course, UPS is not completely immune to U.S. economic fluctuations. Last year's slow fourth quarter growth and flat peak season volumes are proof of that. Nevertheless, UPS still achieved its annual targets, with revenue up 10 percent at $29.8 billion, and earnings up 16 percent.

         The company's outlook for its 2001 package operation remains positive as well. "Our rate of growth this year will not be at the same pace we've seen in the last few years," says Scott. "But, we do expect to grow, and at a rate greater than the overall domestic package market."

         Moreover, UPS's expertise in small package delivery and logistics may serve as an important buffer against a slowing package growth rate. It seems that many customers need UPS even more during times like these.

         As the economy tightens, manufacturers, distributors, and retailers do the same with their inventory, producing only what they need and shipping smaller loads. "UPS is strategically positioned in the sweetest spot of the transportation market," says global financial services leader Morgan Stanley Dean Witter, "serving customers who are increasingly sending their goods in smaller, lighter, and faster shipments, a trend which clearly favors UPS's business model."

         In tighter times, customers also tend to scrutinize their supply chains more closely--searching for ways to streamline their processes and manage costs. And, UPS remains the one company able to manage all aspects of their business--from transportation to supply chain management.

         Another weapon in UPS's arsenal against a decelerating U.S. economy is its expanding global presence. The company currently connects more than 200 countries and territories, offering broad services across the supply chain. UPS anticipates that continued strong growth across this sector in 2001 also will help offset any slowing of domestic revenue.

         Indeed, just last month UPS began running six direct flights per week to China--considered the United States' fastest growing trading partner.

         In the United States and abroad, UPS is renowned for its flexible, integrated network. According to Morgan Stanley Dean Witter, this flexibility puts UPS in the enviable position of being relatively recession resistant.

         "Careful planning is key to optimizing UPS's operational efficiencies and controlling costs," says Gregg Unruh, a manager in UPS Corporate Industrial Engineering. "Most of our costs are tied directly to the number of packages we pick up and deliver. Flexible planning allows us to fine-tune our sort spans, work schedules, and fuel costs to maximize efficiency and better adapt to volume fluctuations."

THE BOTTOM LINE

         Despite this pulsing infrastructure at work inside all UPS operations, UPS people remain at the core of the company's success. But, it's important for all employees to realize continued UPS growth during sluggish economies is not automatic.

         "We can endure the ebb and flow of the U.S. economy only if we continue adjusting to changing conditions," says Kurt Kuehn of UPS's Investor Relations Group. "The financial markets will be watching how we perform during these difficult times, and the key to meeting their expectations lies in our ability to control costs. Each UPS person has a role in finding new, cost-effective ways to meet and exceed our customers' expectations. In short, when employees continue to focus on service quality, profitable growth, cost control, and enhancing the UPS brand, the company will keep thriving--regardless of the economic environment."

         Undoubtedly, employee ownership has made many UPSers feel they have more than a job. UPS employee shareowners have a vested interest in the company's performance. They know their daily performance can help or hinder the UPS mission to sustain a financially strong company that provides a long-term competitive return to its shareowners.

         In the meantime, by helping customers manage every aspect of their supply chains, UPS will keep on trucking--and flying, consulting, freight-forwarding, and "dot-com-ing." And growing.


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NEWSSTAND


NAFTA UPDATE

A North American Free Trade Agreement (NAFTA) claim filed against the government of Canada by UPS last year is moving forward. The UPS claim charges the Canadian government with breaching its NAFTA responsibilities by allowing Canada Post to compete unfairly against private-sector express delivery companies like UPS.

         UPS's claim has two main points. First, the Canadian government is providing preferential treatment to Canada Post in the form of special tax and customs arrangements. And, the government allows Canada Post to use the network and infrastructure of Canada Post's letter mail monopoly to cross-subsidize its courier business.

         A three-person arbitration panel is now in place. The NAFTA panel will being reviewing the case in the next few weeks with a decision expected early next year.

UPS FULL SERVICE BROKERAGE PURCHASES MILES GROUP

UPS Full Service Brokerage has purchased Miles Group, Inc. and William F. Joffroy, Inc., two leading customs brokerage, warehousing, and logistics firms with facilities spanning the entire southern U.S. border. The announced acquisition provides UPS equally strong coverage along the U.S. - Mexico border.

         Miles Group, Inc. is an 80-year-old business and an industry leader in the southwestern United States. Miles Group, Inc. is comprised of three companies-- Miles & Joffroy, Rudolph Miles & Sons, and Herman-Miles Integrated Services. They have facilities in California, New Mexico and Texas, with satellite offices in Newark, Chicago and Atlanta.

         Founded in 1950, William F. Joffroy, Inc. is a highly regarded customs broker with offices throughout Arizona. Combined, Miles Group, Inc. and William
F. Joffroy, Inc. have more than 850 employees and nearly forty facilities.

UPS GLOBAL FORWARDING SERVICES NAMED TRANSPORTATION SUPPLIERS OF THE YEAR

UPS Global Forwarding Services (UNISTAR AIR CARGO) was awarded Transportation Supplier of the Year by Compaq Computer Corporation's North America Regional Logistics Operation. UniStar Air Cargo picks up computers from manufacturers in TAIWAN and delivers them directly to Compaq's retail and commercial consumers in the U.S. Compaq evaluates its Transportation Suppliers against their internal performance metrics and the level of support given by each supplier.


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                      INTEGRATION ASSESSMENT SURVEY UPDATE


Survey facts:

-   7,300 Fritz and UPSGFS people took the survey

-   7,045 Fritz people

-     255 UPSGFS people

-   4,709 Fritz employees took the survey on paper

-   2,336 Fritz employees took the survey via the I-Way


Except for historical information contained herein, the statements made in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which discussions are incorporated herein by reference.

         UPS and Fritz have filed a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, AND WE URGE INVESTORS TO READ THEM. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         In this document, Fritz Companies makes forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations and the Merger. Also, when we use any of the words "believes", "expects", "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of Fritz Companies and the Merger. Such possible events or factors could cause results or performance to differ materially from those expressed in our forward-looking statements and are set forth in Fritz Companies' filings with the United States Securities and Exchange Commission (the "SEC"), which include, without limitation, possible events or factors with respect to the Merger.

         Fritz Companies and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about such directors and executive officers, including information about their ownership of Fritz Companies stock, can be found in the Fritz Companies proxy statement, dated August 18, 2000, for its 2000 annual meeting of stockholders.


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